FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	Minutes of Class A and B Preferred Stockholders’ Special Meeting No. 10.

Item 1

MINUTES OF CLASS “A” AND “B” PREFERRED STOCKHOLDERS’ SPECIAL MEETING No. 10: At Av. Alicia Moreau de Justo 50, Ground Floor, City of Buenos Aires, on the 24th day of May, 2005, at 10:15 a.m., NORTEL INVERSORA S.A. Class “A” and “B” preferred stockholders registered in page 11 of the Meetings Attendance Book No. 2, held a duly convened Class “A” and “B” Preferred Stockholders’ Special Meeting jointly, with the purpose of considering the items in the Agenda of Minutes No. 160 of the Board of Directors of April 27, 2005, and in the notices published with the corresponding anticipation in the Official Bulletin and in the newspaper “La Nación”.

On second call, there were 4 Class “A” preferred stockholders present, all of them by proxy, having deposited the amount of 637,527 Class “A” Preferred Shares, face value $10 each, which granted them the right of one vote per share, and there was 1 Class “B” preferred stockholder present, by proxy, having deposited the amount of 212,954 Class “B” Preferred Shares, face value $10 each, which granted him the right of one vote per share; the amount of Class “A” and “B” preferred shares represented 33.58% of the total amount of Class “A” and “B” Preferred Shares.

Present, regular Directors Mr. Alberto Y. Messano Colucci, Mr. Ricardo Alberto Ferreiro, Mr. Eduardo Federico Bauer and Mr. Guillermo Michelson Irusta, Mr. Carlos Marcelo Villegas, and regular auditors Mr. Enrique Garrido and Mr. Gerardo Prieto, and the Manager of the Company, Mr. José Gustavo Pozzi. Also present, Mrs. Nora Lavorante, in representation of the Buenos Aires Stock Exchange.

The meeting was presided over by Mr. Alberto Y. Messano Colucci, who declared the meeting open, reminding the attendants that the present Class “A” and “B” Preferred Stockholders’ Special Meeting was held on second call; the Class “A” and “B” Preferred Stockholders’ Special Meeting which was convened for April 27 could not be held for lack of a quorum, as the number of Class “A” and “B” preferred stockholders registered was insufficient. The President announced that, due to this fact, the Annual General Meeting resolved that the Board of Directors should immediately convene the present Meeting. This Meeting was convened in the meeting that held by the Board of Directors immediately after the Annual General Meeting of April 27. The necessary notices were duly published.

After confirming there was enough quorum to hold a Class “A” and “B” Preferred Stockholders’ Special Meeting, and as there were no objections to the present Meeting, the President declared this Class “A” and “B” Preferred Stockholders’ Special Meeting open and submitted the first item in the Agenda. to Class “A” and “B” preferred stockholders’ consideration, as follows:

Item 1

1)	Appointment of two stockholders to sign the Minutes.

ABN AMRO’s representative took the floor and proposed that the Minutes were signed by the two preferred stockholders present who deposited the greater amount of shares to participate in the Meeting.

After considering the proposal made by ABN AMRO stockholder, said proposal was unanimously voted in favor; and the representative of Banco Río de la Plata on behalf of JP Morgan Chase and the representative of Banc of America Securities Limited were appointed to sign the minutes of the present Meeting.

Immediately after, the President submitted to consideration the second item in the Agenda, as follows:

2)	Appointment of a regular director and an alternate director for “A” and “B” Preferred Shares jointly.

The President took the floor and expressed that, in compliance with the terms and conditions of Class “A” and “B” Preferred Shares issuance and section 15 of the By-Laws, all of the preferred stockholders shall be considered as one class for the purpose of appointing a Regular and an Alternate Director. Furthermore, the President reminded the meeting that, due to the fact that Class “A” and “B” Preferred Shares are owned by more than one stockholder, the appointment of the Regular and the Alternate Director shall take place in a Special Meeting, and that the stockholders shall fulfill the requirements in section 4 of Chapter XXI of the Comisión Nacional de Valores (Centralized Stock Depository) Rules and Regulations when making a proposal for the appointment of directors.

Before giving the floor to the stockholders to make proposals with respect to this particular item in the Agenda, The President suggested that, notwithstanding which proposal was approved, Mr. Osvaldo J. Marzorati, Ms. María Rosa Villegas Arévalo, Ms. Analía D’Oria, Mr. Ricardo E. Barreiro Deymonnaz, Ms. Sheila Böhm and Ms. Juana Rosales shall be authorized through private writing to carry out what shall be resolved in compliance with the Comisión Nacional de Valores and the Inspección General de Justicia (General Superintendence of Justice) Rules and Regulations, granting them the power to answer observations, be notified of such observations that could be made by the comptrolling entity, grant any additional public writing and perform any and all the formalities necessary to fulfill the power granted, which is submitted to the stockholders’ consideration.

After some discussion, the meeting unanimously voted in favor and approved the President’s proposal.

Item 1

After that, the representative of Banc of America Securities Limited took the floor and suggested Class “A” and “B” preferred stockholders shall appoint Mr. Roberto A. Fortunati and Mr. Nicolás Perkins as regular and alternate directors respectively. In compliance with Section 4 of chapter XXI of the CNV Rules and Regulations, the representative of Banc of America Securities Limited stated that both candidates are independent.

Immediately after, the representative of Caylon S.A. took the floor and suggested that Class “A” and “B” preferred stockholders shall appoint Mr. Carlos Marcelo Villegas and Mr. Domingo Jorge Messuti as regular and alternate directors respectively. In compliance with Section 4 of chapter XXI of the CNV Rules and Regulations, the representative of Caylon S.A. stated that both candidates are independent.

The proposals made by the representatives of Banc of America Securities Limited and Calyon S.A. were submitted to the stockholders’ consideration. The proposal of Banc of America Securities Limited obtained 220,171 votes in favor, while the proposal of Caylon S.A. obtained 630,235 votes in favor (417,356 Class “A” Preferred Stockholders votes in favor and 212,879 Class “B” Preferred Stockholders votes in favor), thus resulting in the approval of the proposal made by Caylon S.A. and, as a consequence, Mr. Carlos Marcelo Villegas and Mr. Domingo Jorge Messuti were appointed regular and alternate directors of Class “A” and “B” preferred stockholders respectively. It was stated that 75 Class “B” Preferred Stockholders holding ADR’s voted against said proposal.

There being no further business, the meeting was adjourned at 10:45 a.m., previous reading, approval and execution of the present Minutes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: May 31, 2005	By:	/s/ José Gustavo Pozzi
	Name:	José Gustavo Pozzi
	Title:	General Manager